Exhibit 8.1

List of Subsidiaries of 3SBio Inc. (the “Registrant”)

Subsidiaries:

1.	Collected Mind Limited, incorporated in British Virgin Islands;
2.	China Sansheng Medical Limited, incorporated in Hong Kong, People’s Republic of China;
3.	Shenyang Sunshine Pharmaceutical Company Limited, incorporated in People’s Republic of China;
4.	Jiangsu Sunshine Pharmaceutical Technology Company Limited, incorporated in People’s Republic of China;
5.	Taizhou Huan Sheng Investment Management Company Limited, incorporated in People’s Republic of China;
6.	3SBio, LLC, incorporated in the State of Delaware, United States of America.

Affiliated Entity Consolidated in the Registrant’s Financial Statements

7.	Liaoning Sunshine Bio-Pharmaceutical Company Limited, incorporated in People’s Republic of China;
8.	Liaoning Sunshine Scientific Development Company Limited, incorporated in People’s Republic of China.